direct dial: 248.723.0347	Timothy E. Kraepel	email: TKraepel@howardandhoward.com

August 3, 2007

David S. Lyon

Senior Financial Analyst

U.S. Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:	Monarch Community Bancorp, Inc.

Amended Schedule 13E-3

File No. 5-78792

Filed June 27, 2007

Revised Preliminary Proxy Statement

File No. 0-49814

Filed June 27, 2007

Dear Mr. Lyon:

Pursuant to the Securities Act of 1934, as amended, and the rules and regulations thereunder, on behalf of our client Monarch Community Bancorp, Inc., enclosed for filing is Monarch’s Amendment No. 2 (the “Amendment”) to its Schedule 13E-3, which has been marked to show the changes from the previously submitted document. For ease of reference, we have repeated each of your comments below and our response to each comment follows immediately thereafter. Where it is otherwise unclear, our response also includes a description of where the response to each of the staff’s comments may be found in the marked amendment.

David S. Lyon

Senior Financial Analyst

Securities and Exchange Commission

August 3, 2007

RESPONSE TO COMMENTS

Revised Preliminary Proxy Statement

Special Factors

Financial Fairness, page 18

1.	We reissue clause (ii) of comment 31.

Previously provided: Comment 31, clause (ii) the names and data for each comparable company that is the basis for the results disclosed on page 21 with respect to the Selected Comparable Companies analysis and the Monarch data to which Donnelly Penman applied those results to arrive at the implied per share equity values.

The “Financial Fairness” discussion has been appended to include the detailed analysis supporting the comparable company analysis (see page 27).

2.	We note your response to comment 35 and we reissue it. It is unclear why Donnelly Penman provided an oral opinion that appears to differ from its written opinion. Please explain.

Previously provided: Comment 35.     We note in the financial advisor’s opinion included as Appendix B that Donnelly Penman expressed its opinion as to the fairness, from a financial point of view, to the shareholders of the company, without limiting its opinion to unaffiliated security holders and without addressing the fairness to those security holders who will not be cashed out. In light of these facts, please address how any filing person relying on the Donnelly Penman opinion was able to reach the required fairness.

The section entitled “Background of the Merger Proposal” has been appended to add the following clarifying sentence, “While Donnelly Penman’s written opinion does not differentiate between subgroups of Monarch stockholders, for example, those affiliated with Monarch versus those not affiliated with Monarch, because Monarch’s directors and executive officers are being treated the same as Monarch’s unaffiliated stockholders, the board determined that its reliance on the opinion with respect to Monarch’s unaffiliated stockholders was appropriate.” (See page 18.)

Recommendation of our Board of Directors, page 22

3.	We note your response to comment 37. Please tell us whether state law imposes any restrictions on effecting the current transaction in a way that affects some security holders but not others.

David S. Lyon

Senior Financial Analyst

Securities and Exchange Commission

August 3, 2007

We confirm that Michigan law does not impose a restriction on effecting a merger transaction in the manner contemplated by the merger agreement whereby some security holders are affected but not others.

If you have any questions please do not hesitate to contact the undersigned.

Very truly yours,

HOWARD & HOWARD ATTORNEYS, P.C.

/s/Timothy E. Kraepel

Timothy E. Kraepel

cc:	Donald L. Denney